GRUPO CARSO, S.A. DE C.V.

July 28, 2006

Securities and Exchange Commission
Office of International Corporate Finance
[redacted] 49

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of June 30,2006 and 2005 for GRUPO CARSO, S.A. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

dlw 8/3

Sincerely.

C.P. Quintín Humberto Botas Hernández	Lic. Alejandro Archundia Becerra
Attorney in fact	Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 2 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

RECEIVED 2006 AUG -2 A 11:

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	88,561,310	100	79,899,812	100
s02	CURRENT ASSETS	46,996,400	53	34,080,002	43
s03	CASH AND SHORT-TERM INVESTMENTS	10,671,104	12	3,294,171	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,803,151	19	13,219,128	17
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	573,418	1	1,428,334	2
s06	INVENTORIES	17,326,521	20	14,967,050	19
s07	OTHER CURRENT ASSETS	1,622,206	2	1,171,319	1
s08	LONG-TERM	3,482,481	4	2,083,521	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	70,374	0	60,179	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,736,428	3	1,395,576	2
s11	OTHER INVESTMENTS	675,679	1	627,766	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	36,823,078	42	38,194,281	48
s13	LAND AND BUILDINGS	31,091,512	35	31,401,870	39
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	35,227,819	40	35,248,489	44
s15	OTHER EQUIPMENT	5,899,530	7	6,293,689	8
s16	ACCUMULATED DEPRECIATION	36,811,162	42	35,972,378	45
s17	CONSTRUCTION IN PROGRESS	1,415,379	2	1,222,611	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	786,510	1	194,716	0
s19	OTHER ASSETS	472,841	1	5,347,292	7
s20	TOTAL LIABILITIES	37,240,808	100	40,874,094	100
s21	CURRENT LIABILITIES	15,277,500	41	18,060,912	44
s22	SUPPLIERS	5,078,146	14	5,166,208	13
s23	BANK LOANS	783,503	2	2,057,779	5
s24	STOCK MARKET LOANS	150,000	0	2,265,120	6
s25	TAXES PAYABLE	2,005,426	5	1,632,131	4
s26	OTHER CURRENT LIABILITIES	7,260,425	19	6,939,674	17
s27	LONG-TERM LIABILITIES	13,800,546	37	12,397,634	30
s28	BANK LOANS	10,679,777	29	9,255,872	23
s29	STOCK MARKET LOANS	3,050,000	8	3,140,280	8
s30	OTHER LOANS	70,769	0	1,482	0
s31	DEFERRED LIABILITIES	159	0	164	0
s32	OTHER NON CURRENT LIABILITIES	8,162,603	22	10,415,384	25
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	51,320,502	100	39,025,718	100
s34	MINORITY INTEREST	9,829,390	19	7,642,449	20
s35	MAJORITY INTEREST	41,491,112	81	31,383,269	80
s36	CONTRIBUTED CAPITAL	8,181,074	16	8,197,760	21
s79	CAPITAL STOCK	6,166,061	12	6,182,868	16
s39	PREMIUM ON ISSUANCE OF SHARES	2,015,013	4	2,014,892	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	33,310,038	65	23,185,509	59
s42	RETAINED EARNINGS AND CAPITAL RESERVES	71,711,754	140	62,905,893	161
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(38,401,716)	(75)	(39,720,384)	(102)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	10,671,104	100	3,294,171	100
s46	CASH	1,257,342	12	603,940	18
s47	SHORT-TERM INVESTMENTS	9,413,762	88	2,690,231	82
s07	OTHER CURRENT ASSETS	1,622,206	100	1,171,319	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	1,247,234	77	379,900	32
s82	DISCONTINUED OPERATIONS	0	0	390,411	33
s83	OTHER	374,972	23	401,008	34
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	786,510	100	194,716	100
s48	DEFERRED EXPENSES (NET)	99,116	13	110,932	57
s49	GOODWILL	682,386	87	74,415	38
s51	OTHER	5,008	1	9,369	5
s19	OTHER ASSETS	472,841	100	5,347,292	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	391,629	83	325,202	6
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	4,368,519	82
s87	OTHER	81,212	17	653,571	12
s21	CURRENT LIABILITIES	15,277,500	100	18,060,912	100
s52	FOREIGN CURRENCY LIABILITIES	2,191,752	14	2,654,733	15
s53	MEXICAN PESOS LIABILITIES	13,085,748	86	15,406,179	85
s26	OTHER CURRENT LIABILITIES	7,260,425	100	6,939,674	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	258,219	4	0	0
s89	INTEREST LIABILITIES	126,812	2	96,441	1
s68	PROVISIONS	2,565,319	35	1,866,040	27
s90	DISCONTINUED OPERATIONS	0	0	400,266	6
s58	OTHER CURRENT LIABILITIES	4,310,075	59	4,576,927	66
s27	LONG-TERM LIABILITIES	13,800,546	100	12,397,634	100
s59	FOREIGN CURRENCY LIABILITIES	10,611,975	77	9,050,284	73
s60	MEXICAN PESOS LIABILITIES	3,188,571	23	3,347,350	27
s31	DEFERRED LIABILITIES	159	100	164	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	159	100	164	100
s32	OTHER NON CURRENT LIABILITIES	8,162,603	100	10,415,384	100
s66	DEFERRED TAXES	7,981,366	98	8,436,299	81
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	1,577,402	15
s69	OTHER LIABILITIES	181,237	2	401,683	4
s79	CAPITAL STOCK	6,166,061	100	6,182,868	100
s37	CAPITAL STOCK (NOMINAL)	901,428	15	918,493	15
s38	RESTATEMENT OF CAPITAL STOCK	5,264,633	85	5,264,375	85

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	71,711,754	100	62,905,893	100
s93	LEGAL RESERVE	381,635	1	381,638	1
s43	RESERVE FOR REPURCHASE OF SHARES	3,366,553	5	1,487,575	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	63,847,601	89	58,824,377	94
s45	NET INCOME FOR THE YEAR	4,115,965	6	2,212,303	4
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(38,401,716)	100	(39,720,384)	100
s70	ACCUMULATED MONETARY RESULT	256,690	(1)	256,690	(1)
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(32,124,559)	84	(33,093,083)	83
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	19,830	0	10,910	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	54,888	0	(198,210)	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(6,628,982)	17	(6,763,928)	17
s99	LABOR OBLIGATION ADJUSTMENT	(15,036)	0	(19,563)	0
s100	OTHER	35,453	0	86,800	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	27,324	273,572
s63	OTHER LOANS WITH COST	70,769	1,566,502
s72	WORKING CAPITAL	31,718,900	16,019,090
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	1,028	1,054
s75	EMPLOYEES (*)	51,798	53,265
s76	WORKERS (*)	25,606	28,525
s77	OUTSTANDING SHARES (*)	2,338,690,900	2,382,964,954
s78	REPURCHASED SHARES (*)	406,309,100	362,035,046
s101	RESTRICTED CASH	569,865	583,032
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	23,333	257,331

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 2 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	41,818,578	100	37,034,707	100
r02	COST OF SALES	31,076,788	74	27,419,974	74
r03	GROSS PROFIT	10,741,790	26	9,614,733	26
r04	OPERATING EXPENSES	5,067,689	12	5,352,568	14
r05	OPERATING INCOME	5,674,101	14	4,262,165	12
r06	INTEGRAL FINANCING COST	217,892	1	1,021,892	3
r07	INCOME AFTER INTEGRAL FINANCING COST	5,456,209	13	3,240,273	9
r08	OTHER EXPENSE AND INCOME (NET)	(304,772)	(1)	4,413	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	5,760,981	14	3,235,860	9
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,653,094	4	1,146,111	3
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	4,107,887	10	2,089,749	6
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	846,801	2	632,054	2
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	4,954,688	12	2,721,803	7
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(189,532)	(1)
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	4,954,688	12	2,911,335	8
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	61,023	0
r18	NET CONSOLIDATED INCOME	4,954,688	12	2,850,312	8
r19	NET INCOME OF MINORITY INTEREST	838,723	2	638,009	2
r20	NET INCOME OF MAJORITY INTEREST	4,115,965	10	2,212,303	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	41,818,578	100	37,034,707	100
r21	DOMESTIC	37,005,983	88	33,428,668	90
r22	FOREIGN	4,812,595	12	3,606,039	10
r23	TRANSLATED INTO DOLLARS (***)	437,721	1	315,806	1
r06	INTEGRAL FINANCING COST	217,892	100	1,021,892	100
r24	INTEREST EXPENSE	1,512,199	694	1,704,052	167
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	587	0
r45	OTHER FINANCE COSTS	164	0	88	0
r26	INTEREST INCOME	1,374,499	631	640,872	63
r46	OTHER FINANCIAL PRODUCTS	7,677	4	54,517	5
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	141,707	65	141,029	14
r28	RESULT FROM MONETARY POSITION	(54,002)	(25)	(128,475)	(13)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,653,094	100	1,146,111	100
r32	INCOME TAX	1,730,122	105	1,590,315	139
r33	DEFERRED INCOME TAX	(326,982)	(20)	(656,276)	(57)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	308,243	19	248,137	22
r35	DEFERRED EMPLOYEES' PROFIT SHARING	(58,289)	(4)	(36,065)	(3)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	41,818,579	37,037,708
r37	TAX RESULT FOR THE YEAR	4,885,447	4,020,867
r38	NET SALES (**)	83,415,021	72,819,394
r39	OPERATING INCOME (**)	10,744,831	8,840,769
r40	NET INCOME OF MAJORITY INTEREST (**)	10,566,941	6,836,430
r41	NET CONSOLIDATED INCOME (**)	12,267,444	8,336,521
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	1,176,873	1,197,471

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	22,295,833	100	19,031,582	100
rt02	COST OF SALES	16,472,747	74	14,174,738	74
rt03	GROSS PROFIT	5,823,086	26	4,856,844	26
rt04	OPERATING EXPENSES	2,583,579	12	2,718,293	14
rt05	OPERATING INCOME	3,239,507	15	2,138,551	11
rt06	INTEGRAL FINANCING COST	136,440	1	810,442	4
rt07	INCOME AFTER INTEGRAL FINANCING COST	3,103,067	14	1,328,109	7
rt08	OTHER EXPENSE AND INCOME (NET)	(46,209)	0	15,495	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,149,276	14	1,312,614	7
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	992,507	4	486,212	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	2,156,769	10	826,402	4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	413,316	2	289,750	2
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,570,085	12	1,116,152	6
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	(137,770)	(1)
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,570,085	12	1,253,922	7
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,570,085	12	1,253,922	7
rt19	NET INCOME OF MINORITY INTEREST	451,617	2	294,334	2
rt20	NET INCOME OF MAJORITY INTEREST	2,118,468	10	959,588	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO CARSO, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	22,295,833	100	19,031,582	100
rt21	DOMESTIC	19,499,982	87	17,089,135	90
rt22	FOREIGN	2,795,851	13	1,942,447	10
rt23	TRANSLATED INTO DOLLARS (***)	248,087	1	172,058	1
rt06	INTEGRAL FINANCING COST	136,440	100	810,442	100
rt24	INTEREST EXPENSE	623,932	457	1,206,004	149
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	183	0
rt45	OTHER FINANCE COSTS	157	0	80	0
rt26	INTEREST INCOME	581,205	426	293,282	36
rt46	OTHER FINANCIAL PRODUCTS	3,747	3	46,278	6
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	92,084	67	(33,918)	(4)
rt28	RESULT FROM MONETARY POSITION	5,219	4	(22,347)	(3)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	992,507	100	486,212	100
rt32	INCOME TAX	461,253	46	939,709	193
rt33	DEFERRED INCOME TAX	385,635	39	(561,170)	(115)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	153,582	15	141,793	29
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	(7,963)	(1)	(34,120)	(7)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 2 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	598,274	597,723

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 2 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	4,954,688	2,850,312
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(130,207)	75,071
c03	RESOURCES FROM NET INCOME FOR THE YEAR	4,824,481	2,925,383
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,500,594)	709,122
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	3,323,887	3,634,505
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	872,332	(864,489)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,530,063)	(1,361,995)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(657,731)	(2,226,484)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(625,842)	(1,760,070)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,040,314	(352,049)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	8,630,790	3,646,220
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	10,671,104	3,294,171

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO | QUARTER: 2 | YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	(130,207)	75,071
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,176,873	1,197,471
c41	+ (-) OTHER ITEMS	(1,307,080)	(1,122,400)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(1,500,594)	709,122
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,593,694)	(459,766)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(482,572)	(402,019)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	138,622	985,356
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(2,048,771)	(998,789)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,485,821	1,584,340
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	872,332	(864,489)
c23	+ BANK FINANCING	577,701	(1,107,226)
c24	+ STOCK MARKET FINANCING	(475,185)	(656,600)
c25	+ DIVIDEND RECEIVED	1,145,765	902,955
c26	+ OTHER FINANCING	(375,949)	(3,618)
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,530,063)	(1,361,995)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(9,963)	(3,709)
c31	(-) DIVIDENDS PAID	(875,746)	(1,177,934)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(644,354)	(180,352)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(625,842)	(1,760,070)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	728,652	(228,177)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(868,690)	(1,250,162)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(201,852)	(283,569)
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	49,924	168,029
c39	+ (-) OTHER ITEMS	(333,876)	(166,191)

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	4.47		$	2.85	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	5.15		$	3.27	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	(0.04)		$	(0.23)	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.03	
d08	CARRYNG VALUE PER SHARE	$	17.74		$	13.17	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.13	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		1.50	veces		1.64	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		5.97	veces		7.59	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO QUARTER: 2 YEAR: 2006

GRUPO CARSO, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	11.84	%	7.69	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	25.46	%	21.78	%
p03	NET INCOME TO TOTAL ASSETS (**)	13.85	%	10.43	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	4.58	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	1.08	%	4.50	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.94	veces	0.91	veces
p07	NET SALES TO FIXED ASSETS (**)	2.26	veces	1.90	veces
p08	INVENTORIES TURNOVER (**)	3.68	veces	3.64	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	62.89	dias	55.86	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	25.59	%	15.50	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	42.05	%	51.15	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.72	veces	1.04	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.38	%	28.63	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	37.47	%	32.45	%
p15	OPERATING INCOME TO INTEREST PAID	3.75	veces	2.50	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	2.23	veces	1.78	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.07	veces	1.88	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.94	veces	1.05	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.26	veces	0.83	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	69.84	%	18.23	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	11.53	%	7.89	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.58)	%	1.91	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	2.19	veces	2.13	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(132.62)	%	38.82	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	232.62	%	61.17	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	138.80	%	71.02	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GCARSO
GRUPO CARSO, S.A. DE C.V.

QUARTER: 2 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A1	0.0000	14	2,338,690,900	0	2,338,690,900	0	901,428	0
TOTAL			2,338,690,900	0	2,338,690,900	0	901,428	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 2,338,690,900

NOTES